EXHIBIT 17.2

Mr. Ren Baowen
Chairman
Sino Clean Energy, Inc.
Xi’an, China

September 19, 2011

Re: Amended 8-K

Dear Mr. Ren,

I agree with the statements contained within Sino Clean Energy Inc.’s Amended 8-K of September 19, 2011, provided that I have no knowledge regarding any possible decisions or actions taken or considered by the company or its Board of Directors after September 5, 2011.

Sincerely,

/s/ Brock Silvers
Brock Silvers